CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended September 30, 2011of Zodiac Exploration Inc. of our report dated December 22, 2011, relating to the consolidated financial statements, which appear in this Annual Report.

PricewaterhouseCoopers LLP

Calgary, Alberta

December 22, 2011

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PricewaterhouseCoopers LLP, Chartered Accountants

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.